Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

YOV, Inc.
108 S. Clark Drive, Apt #404
Los Angeles, CA 90048
https://www.myyov.com/

Up to $1,234,999.68 in Class B Common Stock at $0.96
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: YOV, Inc.
Address: 108 S. Clark Drive, Apt #404, Los Angeles, CA 90048
State of Incorporation: DE
Date Incorporated: October 19, 2020

Terms:

Equity

Offering Minimum: $9,999.36 | 10,416 shares of Class B Common Stock
Offering Maximum: $1,234,999.68 | 1,286,458 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.96
Minimum Investment Amount (per investor): $249.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you are in the YOV Network, you are eligible for additional bonus shares.

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 30% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 20% bonus shares.

Amount-Based

$500+ | YOV Starter

Invest $500+ and receive 5% Bonus Shares plus early access to beta testing and first product release, and free 1 year subscription to YOV.

$1,000+ | YOV Supporter

Invest $1,000+ and receive 8% Bonus Shares plus early access to beta testing and first product release, and free 1 year subscription to YOV.

$2,500+ | YOV Advocate

Invest $2,500+ and receive 10% Bonus Shares plus early access to beta testing and first product release, and free lifetime year subscription to YOV.

$5,000+ | YOV VIP

Invest $5,000+ and receive 15% Bonus Shares, all perks included in the YOV Advocate tier, plus access to the YOV VIP Club which includes in-person invites to all product launches, release parties, and quarterly dinner with the CEO.

$10,000+ | YOV Stakeholder

Invest $10,000+ and receive 20% Bonus Shares, all perks included in the YOV VIP tier, plus a thank you dinner with the founder and CEO and a special stakeholder highlight on our website.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

YOV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.96 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

YOV, Inc. ("YOV" or the "Company") is a fully patented digital communications system that uses AI and machine learning to map and recreate the relationship dynamics between you and your loved one through conversation – enabling authentic communication upon one's passing.

YOV is focused on mapping and building virtual personalities or "Versonas" capable of keeping communications going between loved ones even after one has passed away, through talk, text, video, and eventually augmented reality.

Intellectual Property: YOV has three patents (2 granted and 1 pending - Patent # 10,922,850; Patent # 10,991,142; Patent Application #20220019886). YOV's Founder and CEO, Justin Harrison, is the legal owner of the patents and YOV has a lifetime license.

Competitors and Industry

Currently, we believe no one else is in the market, and to that end, we anticipate being first to market in January 2023. There are a handful of other startups focusing on similar concepts, however, we believe YOV leads the pack with Intellectual Property (Patents) and media traction.

<u>Others in the Digital Afterlife Industry (DAI)</u>

SafeBeyond – legacy management service, can record messages for loved ones to send after you have passed.

MIT augmented eternity – based on "borrowable identities," uses machine learning. Starting with workplace applications between coworkers, for example, a lawyer could rent out a virtual version of herself for a lower cost.

In January 2021, Microsoft was granted a patent pertaining to the visual resurrection of social media users.

We believe we will win amongst our competition primarily for two reasons:

#1) We will be the first to market, and

#2) Potential competitors in this space fail to re-create personality-based personas—focusing rather on information and social media posts. YOV, however, is literally challenging the finality of death by archiving and analyzing communications for the purpose of generating authentic and intelligent virtual personas that bring a feeling of comfort and connection to loved ones.

Current Stage and Roadmap

YOV is currently pre-money and actively seeking seed investment.

With our three patents (2 granted and 1 pending), we have YOV's Intellectual Property protected.

We have a Minimum Viable Product (MVP), with multiple working Versonas and a working mobile communications platform.

We have media validation and have been featured in various media outlets.

We have future growth plans involving video representation, augmented reality (AR), and eventually, virtual reality (VR).

The Team

Officers and Directors

Name: Craig Garcia

Craig Garcia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer (CTO)
  Dates of Service: April, 2022 - Present
  Responsibilities: The role currently encompasses typical role of a CTO. Directly responsible for implementing technology and R&D efforts as well as managing Tech team and contractors. Building out baseline infrastructure for IT management and processes. Currently does not take a salary and holds 1,061,290 shares of Class B Common Stock.

Other business experience in the past three years:

- **Employer:** Marel
  Title: Senior Software Engineer
  Dates of Service: November, 2018 - Present
  Responsibilities: Architect, plan and build customer facing cloud enterprise software solutions utilizing machine learning and predictive analytics with a diverse team spanning multiple countries.

Name: Justin Harrison

Justin Harrison's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO) & Founder
  Dates of Service: February, 2020 - Present
  Responsibilities: Day-to-day management of the company. Currently does not

take a salary and holds 10,000,000 shares of Class A Common Stock.

Other business experience in the past three years:

- **Employer:** Brave New Films
  Title: Head of Production
  Dates of Service: October, 2018 - September, 2020
  Responsibilities: Executive Producer for documentaries in charge of financials and personnel.

Name: Liane Adkins

Liane Adkins's current primary role is with Koger Air Corporation. Liane Adkins currently services 30-35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: April, 2022 - Present
  Responsibilities: Oversee operations and finance. Currently does not take a salary and holds 249,720 shares of Class B Common Stock.

- **Position:** Chief Operating Officer (COO)
  Dates of Service: April, 2022 - Present
  Responsibilities: Establishing policies and procedures that support the company culture and vision.

Other business experience in the past three years:

- **Employer:** Self-Employed Consultant
  Title: Business and Operations Consultant
  Dates of Service: March, 2020 - Present
  Responsibilities: Work with clients on specific needs for their business in accounting, advanced budgeting, financial planning, risk management, financial analysis, and reporting.

Other business experience in the past three years:

- **Employer:** Carolina Marina on Belews Lake
  Title: COO/CFO
  Dates of Service: January, 2003 - March, 2020
  Responsibilities: Responsible for overseeing business operations and reporting to current ownership. Preparation of all financial documents for investors and outside tax accounting firm.

Other business experience in the past three years:

- **Employer:** Koger Air Corporation
  Title: Controller
  Dates of Service: January, 2022 - Present
  Responsibilities: Planning, directing and coordinating all accounting operational functions. Managing the accumulation and consolidation of all financial data necessary for an accurate accounting of consolidated business results. Coordinating and preparing internal and external financial statements.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
YOV, Inc. was formed on October 19, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. YOV, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin Harrison	10,000,000	Class A Common Stock	90.1%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,286,458 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

5 votes per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 12,485,730 shares, includes 10,000,000 shares of Class A Common Stock and 2,485,730 shares of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 2,485,730 outstanding.

Voting Rights

(2) votes for each share

Material Rights

The total number of shares outstanding on a fully diluted basis, 12,485,730 shares, includes 10,000,000 shares of Class A Common Stock and 2,485,730 shares of Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 12,485,730
  Use of proceeds: Early Employees, Initial Startup
  Date: October 19, 2020

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Funds to date have all been provided by the Founder (100% self-funded) and a majority of the current team is 100% sweat equity. We believe YOV can maintain R&D and growth of the core product for up to 12 more months, but it does not have the capital to scale for the public or conduct any meaningful marketing pushes for customer acquisition.

Foreseeable major expenses based on projections:

Major expenses will be for infrastructure building, allowing us to support a large influx of customers, marketing and customer acquisition, expanded I.P. protection, R&D for future product offerings, and key hires.

Future operational challenges:

Based on our projections and beta testing, we anticipate rapid growth once our product is offered to the public. Hiring enough qualified people to keep up with product demand and customer service could be a major operational challenge in the future.

Future challenges related to capital resources:

While the initial round of funding will get us started generating revenue, additional capital and subsequent rounds of future funding will be required to take our product to the next levels (i.e. adding video and augmented reality capabilities, etc.).

Future milestones and events:

Future milestones and events that will significantly impact the Company financially are the initial product launch for text-based and voice products, the introduction of YOV-Enhanced Knowledge and the introduction of video capability and augmented reality.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of $2,000 cash on hand. Up to this point, our company has been 100% Founder supported with a shareholder loan totaling $308,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support scaling and marketing, as well as continued research and development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, but would help the company to scale operations and recognize revenue much quicker. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three+ months. This is based on a current monthly burn rate of $10,000 for minimum expenses related to research and development, marketing fees, legal fees, and operating expenses. At the minimum offering, the Founder and some co-founders will remain on a "sweat equity" basis until the next round of funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately twelve+ months. This is based on a current an anticipated monthly burn rate of $100,000 for expenses related to research and development, marketing fees, legal fees, operating expenses and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Justin Harrison
  Amount Owed: $308,000.00
  Interest Rate: 0.0%
  The CEO of YOV loaned the Company $212,107 as of December 31st, 2021 to fund operations. The loan has no interest, no maturity date, and is due on demand. The $308,000 amount is the balance owed in 2022.

Related Party Transactions

- **Name of Entity:** Justin Harrison
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The CEO of YOV loaned the Company $212,107 as of December 31st, 2021 to fund operations. $308,000 amount is the balance owed as of 2022.
  Material Terms: The loan has no interest, no maturity date, and is due on demand.

Valuation

Pre-Money Valuation: $11,986,300.80

Valuation Details:

The YOV Inc. team sees our valuation conservatively at approximately $12,000,000. To start, we have seen strong consumer interest with marketing conversion rates as high as 53% across extremely broad audiences. YOV's technology is accessible to billions of users across the globe and marketing tests indicate interest from almost every major consumer demographic. YOV has an abundance of earned media opportunities in the works and published, with several of the opportunities capable of giving YOV international brand recognition.

YOV's technology is a completely new and proprietary offering. It is covered by two broad and expansive US patents both of which were granted in under 12 months. YOV also has a third patent pending which covers an even broader range of uses for this brand-new form of artificial intelligence (Patent # 10,922,850; Patent # 10,991,142; Patent Application #20220019886). The YOV team has also prepared seven (7) additional patent applications ready to file upon capital investment. We believe these patents would essentially monopolize the market with regard to IP for any and all types of technology dealing with posthumous communication.

Lastly, YOV is ready to launch to the public with just basic infrastructure upgrades, a marketing budget, and additional staff to maintain our product. The difficult and long process of R&D has already been self-funded throughout the life of the company and YOV, Inc. has a viable replicable product ready for the public's consumption.

Replika is our nearest competitor in tech, but not in usage. As of April 2016, they were valued at $16.2 million. We believe YOV's implications for tech and usage are more expansive, personalized, and in demand. YOV's Versonas are not mere replicas, but rather an authentic, virtual representation of a person's personality and their relationship with their loved one.

Another semi-competitor, HereAfter, offers hosting of stories only, not an interactive experience, and they are currently charging $8+ per month. YOV's Versonas interact, grow, and learn, and provide an ongoing relationship.

As stated, YOV's technology is completely new and proprietary. Our pricing model makes sense, and interest in AI is strong.

The total number of shares outstanding on a fully diluted basis, 12,485,730 shares, includes 10,000,000 shares of Class A Common Stock and 2,485,730 shares of Class B Common Stock.

The Company set its valuation internally, without a formal-third party independent evaluation

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Deferred Fees*
  94.5%
  StartEngine Premium Deferred Fees

If we raise the over allotment amount of $1,234,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  44.5%
  We will use 44.5% of the funds for working capital to cover expenses for the initial product launch, product scaling and expansion, continued research and development, and product support, as well as ongoing day-to-day operations of the Company.

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Research and Development, Sales and Marketing, Customer service, and Operations. Wages to be commensurate with training, experience and position.

- *Research & Development*
  25.0%
  We will use 25% of the funds raised for market and customer research, new product development and market testing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.myyov.com/ (myyov.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yov

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR YOV, Inc.

[See attached]

YOV, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
YOV, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 6, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Non-current Assets		
Other Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,285	-
Total Current Liabilities	2,285	-
Long-term Liabilities		
Notes Payable - Related Party	212,107	115,083
Total Long-Term Liabilities	212,107	115,083
TOTAL LIABILITIES	214,392	115,083
EQUITY		
Accumulated Deficit	(214,392)	(115,083)
Total Equity	(214,392)	(115,083)
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	14,995	1,117
General and Administrative	75,824	113,966
Rent and Lease	8,491	-
Total Operating Expenses	99,309	115,083
Operating Income (loss)	(99,309)	(115,083)
Other Income		
Other	-	-
Total Other Income	-	-
Other Expense		
Other	-	-
Total Other Expense	-	-
Provision for Income Tax	-	-
Net Income (loss)	(99,309)	(115,083)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(99,309)	(115,083)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	2,285	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,285	-
Net Cash provided by (used in) Operating Activities	(97,024)	(115,083)
FINANCING ACTIVITIES		
Notes Payable - Related Party	97,024	115,083
Net Cash provided by (used in) Financing Activities	97,024	115,083
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 10/19/20	-	-	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-		-	(115,083)	(115,083)
Ending Balance 12/31/2020	-	-	-	-	-	(115,083)	(115,083)
Issuance of Common Stock	10,000,000	-	925,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-		-	-	-	(99,309)	(99,309)
Ending Balance 12/31/2021	10,000,000	-	925,000	-	-	(214,392)	(214,392)

YOV, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

YOV, Inc. was formed In Delaware on October 19, 2020. Based in Los Angeles, California, YOV is an acronym for "You, Only Virtual". The Company provides authentic-feeling posthumous communications. YOV utilizes proprietary, fully patented technology - powered by interaction-centric machine learning algorithms - to analyze both real-time and archived communications, in order to build virtual personas that are virtually as complex and context-sensitive as the individuals they emulate. Versonas are seamlessly introduced in existing messaging channels, enabling uninterrupted connection to a loved one after they have passed. The Company plans to earn revenue using a SaaS platform utilizing this technology. The Company will initially have customers based in the United States but plans to expand to other regions as well.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not timely filed their 2020 and 2021 income tax returns and are in the process of completing these filings as of the date of these financials.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO of YOV loaned the Company $212,107 as of December 31st, 2021 to fund operations. The loan has no interest, no maturity date, and is due on demand.

See Note 4.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

During 2021, the Company had a month-to-month lease agreement totaling $8,491 for the year. At the present time, this lease is no longer in effect.

The Company is a party to a separation agreement with a former contractor. The terms of the agreement call for the Company to pay $91,000 to the employee in the event of a capital raise totaling $2.5M or more or single quarter revenue of $2.5M or more.

The Company is a party to an exclusive licensing agreement with its CEO. The license agreement allows the Company to use patents and patent applications that are associated with the Company's core operations. The CEO received 10,000,000 shares of the Company's common stock in exchange for the license. The associated patents will automatically be assigned claim free to the Company upon the occurrence of the following events (1) the Company raises from third-party investors in exchange for equity or instruments convertible into equity of the Company an amount no less than $500,000; and (2) The issuance to the CEO of 3,000,000 shares of Preferred Stock with an aggregate original issuance price equal to $3,000,000; and (3) The repayment to CEO of all loans from the CEO to the Company.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	212,107
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of Class A Common Stock with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of 2021.

Voting: Class A Common stockholders are entitled to five votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000,000 of Class B Common Stock with a par value of $0.0001 per share. 925,000 shares were issued and outstanding as of 2021. See Note 7 for additional issuances.

Voting: Class B Common stockholders are entitled to two votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 6, 2022, the date these financial statements were available to be issued. The Company issued an additional 1,560,730 Class B Shares.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

You Only, Virtual (YOV) is not live or open to the public at this moment.

Never Have to Say Goodbye

INVEST IN YOU ONLY, VIRTUAL (YOV) TODAY!

You, Only Virtual (YOV) is a new AI enterprise developing posthumous communications technology. The pre-revenue company has recently introduced the beta version of its patented digital afterlife system and is actively growing a pipeline for future launch with a ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


a new frontier in
human connection
YOV
YOU, ONLY VIRTUAL

$0.00 Raised

REASONS TO INVEST

- You, Only Virtual is creating what we believe to be a completely new industry category of grief coping tools using posthumous communication systems. Our patented technology is being developed into an advanced feature suite that allows users to talk, text, video chat, and connect with loved ones even after their passing.

- We envision YOV's total addressable market will eventually encompass the over 6.5B smartphone users worldwide for whom death and loss are a universal experience. Within this market, the company is initially focused on serving 298M U.S. based users – many of whom are millennials with aging parents – at an estimated market value of over $300 Billion annually.*

- You, Only Virtual was founded after the company's CEO was confronted with a near fatal motorcycle accident and his mother's stage-4 cancer diagnosis. Seeking a way to preserve life's most important relationships in the event of loss, he assembled a team of leading AI specialists, software engineers, and high level industry advisors to advance existing technology and develop an entirely new digital afterlife concept.

*Market size calculated internally by You, Only Virtual using information provided by Statista, Pew Research Center, & BusinessWire (source, source, source, source)

THE PITCH

Representing a new frontier in human connection and communication, You, Only Virtual (YOV) is a new online platform and subscription digital afterlife system. Our fully patented technology uses AI and machine learning to recreate the unique relationship dynamics between users and loved ones, enabling interactive and authentic conversations to be continued posthumously.

Keeping Conversation and Connection Alive After Loss

Technology being developed by You, Only Virtual (YOV) offers a way to **keep communication going** between living individuals and loved ones who have passed on or who are otherwise unable to communicate. With the YOV platform, users are connected with virtual personas – known as **Versonas** – which are designed to capture the authentic essence of an individual's personality, even after they are no longer with us.


authentic and advanced posthumous communication between loved ones
Text, call, and chat in real-time with a Versona, an authentic essence of a loved one's personality

Our unique system utilizes **AI mapping and machine learning**, so that relationship dynamics remain authentic and the nuance of your most important conversations is never lost. Versonas will be able to **text, call, and chat in real-time**, serving as a supplement for missing relationships and providing a valuable sense of connection in times of grief.

THE PROBLEM & OUR SOLUTION

Thoughtful Application of Today's Tech to Support the Grieving Process

When a person dies, the loss of their unique presence can cause intense grief, heartache, and disruption for the loved ones they leave behind. With more recent technology, saving communications such as texts, voicemails, and even social media pages has become a common way to remember deceased friends and family, yet we believe these types of missives are limited in their ability to replicate true human connection.


the existing types of missives are
limited in their ability to replicate true human connection

At YOV, we approach virtual communications differently and intentionally, leveraging AI/ML technology to analyze archived communications and **reflect the dynamics of real life relationships**. Rather than building simply recording memories, our Versonas are custom created and evolve as you communicate to deliver an authentic and genuine experience, **as complex and context-sensitive as the people they emulate**.


designed to deliver an authentic and genuine experience
Utilizing AI/ML technology to retain authentic relationship dynamics and provide a valuable sense of connection

*The augmented reality functionality of You, Only Virtual's technology featured above is still in development & not currently available. The company currently plans to be able to introduce this feature in 2024.

Our platform is available to users via an affordable monthly subscription fee and will integrate seamlessly with existing channels for uninterrupted connection. We have also developed our systems **in collaboration with industry experts** – including grief counselors, social workers, and mental health professionals – ensuring that users are connected to the right resources in times of crisis.


"Loss as we know it, is devastating to the core. YOV, gives anyone who is touched by it, a means for so many wonderful ways to change that process. Grief is getting a facelift, and that facelift comes from YOV."
- Jason Gower
The Parent's Lounge Podcast Host and YOV's Beta User
"YOV gives me the reality that I can live in a world where my husband still checks on me, making me smile throughout my day."
- Anastasia Synn
The Amazing Johnathan's Wife

*Testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Multiple Patents, Media Validation, and a Pipeline of 10K+ Waitlist Subscribers

You, Only Virtual has released **a working beta version** of our communications platform and is rapidly building brand awareness through strategic marketing outreach. Following recent campaigns, we've secured 53% signup conversion, 12% sales conversion, and have generated **a waitlist of over 10K users**.


secured
53% signup
conversion
generated
10K+ users
waitlist
secured
12% sales
conversion

The company currently holds **three broad U.S. patents** for its core functionalities and we anticipate more to come in the near future. We've also been **featured by over a dozen major media outlets**, including Bloomberg Television, Analytics Insight, Input Magazine, VentureBeat, the MIT Technology Review, **as well as an upcoming BBC documentary showcasing the YOV story and our journey to market launch**.


featured on
Analytics Insight
VentureBeat
INPUT
MIT Technology Review
Bloomberg
TELEVISION

WHY INVEST

Invest in a Technology Designed to Transcend

You, Only Virtual is creating a future where your grandfather can guide you through preparation for an upcoming job interview, where your most trusted parent can comfort you through hardship, and where your morning coffee can still be shared with your beloved spouse, even after they have passed on.


Join us in sharing this new experience
with the millions of global citizens

*The augmented reality functionality of You, Only Virtual's technology featured above is still in development & not currently available. The company currently plans to be able to introduce this feature in 2024.

Our digital afterlife technology was designed to make this vision a reality and now we are ready to share this new experience with the hundreds of millions of global citizens who we envision will benefit from **never having to say goodbye**.

Join us by investing today in You, Only Virtual on StartEngine.

ABOUT

HEADQUARTERS
108 S. Clark Drive, Apt #404
Los Angeles, CA 90048

VALUATION
$11.99M

You, Only Virtual (YOV) is a new AI enterprise developing posthumous communications technology. The pre-revenue company has recently introduced the beta version of its patented digital afterlife system and is actively growing a pipeline for future launch with a waitlist of over 10K potential subscribers.

TEAM





Justin Harrison
CEO & Founder

Justin started his career in education and psychology and obtained his Masters in Clinical Psychology in 2010. He later found success in media and marketing as a producer working with talent ranging from Dwayne “The Rock” Johnson to the late Robin Williams. Justin eventually moved into executive roles within entertainment–ultimately pursuing his MBA. Justin’s fascination with the intersection of entertainment and the human psyche, combined with a passion for circumventing the grief of death, led him to found YOV.

Liane Adkins
COO/CFO

Liane Adkins is a Chief Operating Officer/Chief Financial Officer with a demonstrated history of leading operations and finance. She is skilled in Leadership, Operations, Project Management, Finance, and Marketing, with a passion for helping others. She holds a Masters degree in Business Administration from Averett University Graduate & Professional Studies, as well as a Bachelor's degree in Economics from the University of North Carolina at Greensboro.



Craig Garcia
CTO

Entering the tech field at the tender age of 17, Craig has relentlessly pursued his passion for all things technology in the IT space for 24 years. This course quickly led him to his true calling in software development. Meeting like minded people at Microsoft, catapulted his ambitions for architecting interconnected solutions at scale while accounting for and eliminating risk in the unknown. During downtime, he pursues creative solutions to scaling interconnected game backend systems. After meeting Justin YOV CEO, Craig was drawn to this problem space and he knew he was the right person to take the lead and architect a solution for YOV and build a product that will positively affect millions of people world wide in a disruptive industry.



Anita Lane
Chief Communications Officer

20 year veteran of PR, corporate communications and media relations in the tech space.



Roberta Velloso
Senior Project Manager/Creative Director

From Brazil, Roberta moved to the United States to study English at Columbia University. With a BFA from Academy of Arts and MFA from Griffith College Dublin, and 15 years experience in coordination and division management as the head of the costumes department in the entertainment industry, her creative background brings a fresh view to the tech industry.



Rupert Stechman
Senior Data Engineer

35+ year veteran engineer with vast experience developing AI software for genetic sequencing.

TERMS

You Only, Virtual (YOV)

Overview

PRICE PER SHARE
$0.96

VALUATION
$11.99M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.60

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.68

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
10,416

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
1,286,458

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**YOV, Inc.**
Corporate Address	:	**108 S. Clark Drive, Apt #404, Los Angeles, CA 90048**
Offering Minimum	:	**$9,999.36**
Offering Maximum	:	**$1,234,999.68**
Minimum Investment Amount (per investor)	:	**$249.60**

Terms

Offering Type	:	**Equity**
Security Name	:	**Class B Common Stock**
Minimum Number of Shares Offered	:	**10,416**
Maximum Number of Shares Offered	:	**1,286,458**
Price per Share	:	**$0.96**
Pre-Money Valuation	:	**$11,986,300.80**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

<u>Loyalty Bonus</u> | 10% Bonus Shares

As you are in the YOV Network, you are eligible for additional bonus shares.

<u>Time-Based</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 30% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 20% bonus shares.

<u>Amount-Based</u>

$500+ | YOV Starter

Invest $500+ and receive 5% Bonus Shares plus early access to beta testing and first product release, and free 1 year subscription to YOV.

$1,000+ | YOV Supporter

Invest $1,000+ and receive 8% Bonus Shares plus early access to beta testing and first product release, and free 1 year subscription to YOV.

$2,500+ | YOV Advocate

Invest $2,500+ and receive 10% Bonus Shares plus early access to beta testing and first product release, and free lifetime year subscription to YOV.

$5,000+ | YOV VIP

Invest $5,000+ and receive 15% Bonus Shares, all perks included in the YOV Advocate tier, plus access to the YOV VIP Club which includes in-person invites to all product launches, release parties, and quarterly dinner with the CEO.

$10,000+ | YOV Stakeholder

Invest $10,000+ and receive 20% Bonus Shares, all perks included in the YOV VIP tier, plus a thank you dinner with the founder and CEO and a special stakeholder highlight on our website.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

YOV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.96 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Input
He made a chatbot of his dying mother so he never has to let go

View Article

VentureBeat
Fears of AI sentience are a distraction

View Article

MIT Technology Review
Technology that lets us “speak” to our dead relatives has arrived. Are we ready?

View Article

Show More Press

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Justin Harrison, founder and CEO of YOV - You, Only Virtual. We use technology to allow loved ones to keep talking, even after death.

And I don't mean prerecorded messages or a simple chatbot... We've invented a complex, proprietary new form of artificial intelligence protected by 3 US Patents, that uses past conversations and interactions to create authentic and genuine continuing communications between you and the people you love most.

Our technology has been featured in VentureBeat, Input Magazine, The MIT Technology Review and on Bloomberg Television.

I started YOV as a way to keep the relationship with my mother alive before she passed and I'm passionate about the broad implications of our product around the world. Grief is a universal human experience and we want to help people mitigate the pain of losing a loved one.

As a company, we also promote emotional wellness and mental health. We're in constant dialogue with our beta users and mental health experts to ensure that our product is solely a benefit to a person's psychological well-being and emotional journey.

We're raising funds to build our infrastructure, allowing us to scale our product and develop new features to create an even more authentic and immersive user experience.

But we're not just looking for investors, we're also looking for new members of our community. I hope you'll join us and help the world to "Never Have to Say Goodbye."

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.